

Mail Stop 4628

March 11, 2016

Miguel Dotres
Chief Executive Officer
Whiskey Acquisition, Inc.
15321 NW 60th Ave., Suite 109
Miami Lakes, FL 33014

> **Re:**   **Whiskey Acquisition, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 1, 2016**
> **File No. 333-208620**

Dear Mr. Dotres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   Please revise to discuss your liquidity and capital resources. Please see Item 303 of Regulation S-K. In this revised disclosure, please address the cost of entering into the Escrow Agreement and the amount needed for your search activities.

Miguel Dotres
Whiskey Acquisition, Inc.
March 11, 2016
Page 2

<u>Directors, Executive Officers, Promoters and Control Persons</u>

<u>Background of Directors, Executive Officers, Promoters and Control Persons</u>

<u>Miguel Dotres, President and Director age 44, page 30</u>

2.   We note your revisions made in response to prior comments 6 and 8. However, your table and discussion regarding the affiliation of Mr. Dotres with other registrants contain information that appears outdated or inconsistent with the filings of the other registrants. For example, we note that the Form 8-K filed by NAS Acquisition, Inc. on November 5, 2015 provides that the On the Move acquisition closed and Mr. Dotres resigned as officer and director. We also note that the registration statement on Form S-1 filed by DAS Acquisition, Inc. has been declared effective. Please revise or advise.

<u>Conflicts of Interest, page 33</u>

3.   We note your response to prior comment 4 and your revised disclosure at page 12. However, the prior disclosure that your officer and director "will not ordinarily" make such decisions appears here. Please revise or disclose the instances when your officer and director will make affirmative decisions related to a particular business opportunity.

<u>Executive Compensation, page 34</u>

4.   We note your response to prior comment 10 and your revised disclosure. Please provide the narrative disclosure required by Item 402(o) of Regulation S-K regarding the issuance of shares to Mr. Brown. In that regard, we note that you continue to disclose that you "have not paid any compensation to any officer."

<u>Certain Relationships and Related Transactions, page 35</u>

5.   We note your disclosure on page F-16 that Mr. Dotres paid expenses on behalf of the company on December 18, 2015. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding this transaction or advise.

<u>Exhibit 3.B</u>

6.   We note in your revised by-laws that September 30 is your fiscal year-end. However, under Section 1 - Annual Meetings of the by-laws, December 31 is stated as your fiscal year-end. Please clarify this apparent discrepancy.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Harold Gewerter, Esq.
        Gewerter & Dowling